Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of City Holding Company for the registration of $100,000,000 aggregate amount of its common stock, preferred stock, depositary shares, senior debt securities, subordinate debt securities, warrants and units, and to the incorporation by reference therein of our reports dated March 2, 2016, with respect to the consolidated financial statements of City Holding Company, and the effectiveness of internal control over financial reporting of City Holding Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Charleston, West Virginia
September 29, 2016